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SEC FILE NUMBER
8-69450

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/01/20 (MM/DD/YY) AND ENDING 10/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LAURENTIAN CAPITAL (USA) INC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1360, RENE-LEVESQUE W. SUITE 620
(No. and Street)

MONTREAL (City) QUEBEC (State) H3G 0E8 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MATHIEU LAROSE (Name) 514-609-8076 (Area Code – Telephone Number) LAROSEM@LAURENTIANCAP.COM (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ERNST & YOUNG LLP
(Name – if individual, state last, first, and middle name)

100, ADELAIDE STREET, PO BOX 1 (Address) TORONTO (City) ONTARIO (State) M5H 0B3 (Zip Code)

(Date of Registration with PCAOB)(if applicable) 1263 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC Mail Processing

JAN 18 2022

Washington, DC

OATH OR AFFIRMATION

I, MATHIEU LAROSE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LAURENTIAN CAPITAL (USA) inc, as of OCTOBER 31st, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Securities and ...
Tradin...

JAN 20

RECEI...

Signature: Mathieu Larose

Title: Chief Fina...

Securities and Exchange Commission
Trading and Markets

JAN 20 2021

RECEIVED

Notary Public
Karine St-Pierre, Lawyer (Québec Bar Member #3097561)

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☒ (d) Statement of cash flows.
☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☒ (g) Notes to consolidated financial statements.
☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Laurentian Capital (USA) Inc.

Financial statements and supplemental information
[Expressed in U.S. dollars]
October 31, 2021

With
Report of independent registered public accounting firm

Laurentian Capital (USA) Inc.

Statement of financial condition

[Expressed in U.S. dollars]

As of October 31

	2021
	$
Assets	
Cash	**568,399**
Advances	**1,973**
Prepaid expenses	**1,270**
Total assets	**571,642**
Liabilities and stockholder's equity	
Due to parent company *[note 6]*	**2,729**
Accrued liabilities	**17,222**
Total liabilities	**19,951**
Stockholder's equity	
Capital stock *[note 4]*	**1,085,370**
Deficit	**(533,679)**
Total stockholder's equity	**551,691**
Total liabilities and stockholder's equity	**571,642**

See accompanying notes

On behalf of the Board:

Laurentian Capital (USA) Inc.

Statement of operations and comprehensive loss

[Expressed in U.S. dollars]

Year ended October 31

	2021
	$
Revenue	
Other revenues	
	—
Expenses *[note 6]*	
Foreign exchange gain	(22,306)
Salary	21,525
Professional fees	24,766
Rent	8,780
Insurance	2,004
Registration & regulatory	16,174
Other	342
Loss before income taxes	(51,285)
Provision for income taxes *[note 3]*	—
Net loss and comprehensive loss	(51,285)

See accompanying notes

Laurentian Capital (USA) Inc.

Statement of changes in stockholder's equity

[Expressed in U.S. dollars]

Year ended October 31

	2021
	$
Capital stock *[note 4]*	
Balance, beginning of year	883,716
Issued during the year	201,654
Balance, end of year	1,085,370
Deficit	
Balance, beginning of year	(482,394)
Net loss	(51,285)
Balance, end of year	(533,679)
Total stockholder's equity	551,691

See accompanying notes

Laurentian Capital (USA) Inc.

Statement of cash flows

[Expressed in U.S. dollars]

Year ended October 31

	2021 $
Operating activities	
Net loss	**(51,285)**
Decrease in liabilities – Parent Company	**(3,889)**
Increase in liabilities – Accrued	**16,748**
Decrease in other assets	**7,043**
Cash flows related to operating activities	**(31,383)**
Financing activities	
Issuance of common shares	**201,654**
Cash flows from financing activities	**201,654**
Net increase in cash during the year	**170,271**
Cash, beginning of year	**398,128**
Cash, end of year	**568,399**

See accompanying notes

Laurentian Capital (USA) Inc.

Notes to financial statements

October 31, 2021

1. Incorporation and corporate activities

Laurentian Capital (USA) Inc. [the "Company"] was incorporated on December 15, 2010 under the provisions of the *Canada Business Corporation Act*. The Company obtained registration on March 20, 2015 as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ["FINRA"]. To date, the Company's activities have been limited. When it begins trading activities, the Company's primary source of revenue will be commission income for securities trade execution for U.S. resident institutional clients. The Company plans to clear all transactions with and for customers through a third party, Pershing LLC. Accordingly, the Company does not handle or hold customer monies or securities or perform custodial functions relating to customer accounts.

The Company is a wholly owned subsidiary of Laurentian Bank Securities Inc. ["LBS" or the "parent company"], a Canadian owned investment dealer. Laurentian Bank Securities Inc. is a member of the Investment Industry Regulatory Organization of Canada.

2. Significant accounting policies

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial assets and liabilities

Financial Account Standards Board ["FASB"] Accounting Standards Codification ["ASC"] 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities that the Company has the ability to access.
Level 2 – inputs are inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, either directly or indirectly.
Level 3 – inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company reports its cash at fair value. This asset would be classified as Level 1 based on its inputs.

Income taxes

The Company has adopted FASB ASC 740-10, *Accounting for Income Taxes*, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using substantively enacted tax rates and laws in effect in the year in which the differences are expected to reverse.

The Company recognizes a tax benefit if it is more likely than not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by taxing authorities based on the merits of the position. The tax benefit recognized in the financial statements is measured based on the largest amount of benefit that is more likely than not to be realized upon settlement.

Translation of foreign currencies

The Company's functional currency is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rates prevailing at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at historical rates. Revenue and expenses are translated at the average rate of exchange prevailing during the period. Gains and losses resulting from the translation of foreign currencies are included in income in the period in which they occur.

Revenue recognition

Interest income consists of interest earned on the Company's cash balances and is recognized on an effective interest rate basis.

Notes to financial statements

October 31, 2021

3. Income taxes

The Company is a Canadian corporation without a permanent establishment in the United States and is therefore fully subject to Canadian federal and provincial income taxes on its taxable income computed in Canadian dollars. The tax on the Company's loss before income taxes differs from the applicable domestic tax rate of 26.5009% due to the following:

	2021
	$
Loss before income taxes	(51,285)
Tax calculated on domestic rates	(13,591)
Tax effect of:	
Change in valuation allowance	13,591
	—

The Company has provided for a full valuation allowance against the deferred tax assets, which consist of tax losses carried forward, as management has determined that it is more likely than not that all deferred tax assets will not be realized due to uncertainty resulting from the lack of sustained taxable income in recent years. Tax losses which can be carried forward amount to $410,511. These losses will expire as follow:

	$
October 31, 2036	52,080
October 31, 2037	32,451
October 31, 2038	86,313
October 31, 2039	101,899
October 31, 2040	86,483
October 31, 2041	51,285
	410,511

4. Capital stock

Authorized

Unlimited Class A common shares, without par value

Issued and outstanding

	2021
	$
1,250,000 common shares	1,085,370

During the year, the Company issued 250,000 common shares to its parent company for an amount of $201,654.

Notes to financial statements

October 31, 2021

5. Financial instruments

The Company's financial instruments include cash, amounts due to parent company and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest rate, currency or credit default risks arising from these financial instruments, with the exception of the cash and liabilities denominated in Canadian currency.

Currency Risk

The Company's exposure to currency risk arises from the potential fluctuation of the Canadian currency relative to the U.S. dollar. If the Canadian were to fluctuate by 10%, the Company would experience a foreign currency gain or loss of $4,376.

6. Related party transactions

Certain expenses are incurred in connection with a service agreement with the Company's parent, LBS. The following expenses were charged by LBS during the current fiscal year, in accordance with the service agreement executed between the companies.

	2021 $
Expenses	
Salary	**21,525**
Rent	**8,780**
Insurance	**2,004**
Registration & Regulatory	**16,174**
Professional fees	**24,766**
	73,249

The due to parent company balance represents amounts owed relating to the service agreement referred to above. The balance is non-interest bearing and does not have any terms of payment.

7. Regulatory net capital requirement

As a registered introducing broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission [Rule 15c3-1]. Rule 15c3-1 requires that the Company maintain a regulatory net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $250,000. As of October 31, 2021, the Company had net capital of $545,822 which was $295,822 in excess of the required net capital of $250,000.

8. Subsequent events

The Company has evaluated subsequent events through December 23, 2021 and has noted no significant events since the date of the statement of financial condition.

Laurentian Capital (USA) Inc.

Computation of net capital pursuant to Rule 15c3-1 of the securities and exchange commission

[Expressed in U.S. dollars]

As of October 31

	2021
	$
Total stockholder's equity	**551,691**
Deductions and/or charges	
Non-allowable assets	**3,243**
Haircut on unhedged foreign currency	**2,626**
Net capital	**545,822**
Minimum net capital	**250,000**
Excess net capital	**295,822**

There are no material differences between the amounts presented above and the amounts presented in the Company's October 31, 2021 unaudited Focus Part II A report filed on November 24, 2021.

Statement regarding Rule 15c3-3 of the securities and exchange commission

As of October 31, 2021

The Company has claimed an exemption from the computation of reserve requirements under paragraph (k) [Section (k)(2)(ii)] of Rule 15c3-3 of the Securities Exchange Act of 1934.

Statement regarding Rule 15c3-3 of the securities and exchange commission

As of October 31, 2021

The Company has claimed an exemption from the possession or control requirements under paragraph (k) [Section (k)(2)(ii)] of Rule 15c3-3 of the Securities Exchange Act of 1934.

LAURENTIAN CAPITAL (USA) INC.'S EXEMPTION REPORT

Laurentian Capital (USA) Inc. [the "Company"] is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii):

> As an introducing broker or dealer, the broker or dealer clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

The Company had no customer transactions during the fiscal year, but this claim of exemption is reflective of the Company's approved business activities and is the business which the Company intends to operate once customer activity commences.

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Laurentian Capital (USA) Inc.

I, Mathieu Larose, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Financial Officer

December 23, 2021

Notary Public
Karine St-Pierre, Lawyer (Québec Bar member #3097561)

Report of independent registered public accounting firm

To the Shareholder and Board of Directors of
Laurentian Capital (USA) Inc.

Opinion on the financial statements

We have audited the accompanying statement of financial condition of **Laurentian Capital (USA) Inc.**, [the "Company"] as of October 31, 2021, the related statements of operations and comprehensive loss, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental information

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
December 23, 2021

Report of independent registered public accounting firm

To the Shareholder and Board of Directors of
Laurentian Capital (USA) Inc.

We have reviewed management's statements, included in the accompanying **Laurentian Capital (USA) Inc.** Exemption Report, in which (1) Laurentian Capital (USA) Inc. [the "Company"] identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) [the "exemption provision"] and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended October 31, 2021, without exception. The Company had no customer transactions during the fiscal year, but this claim of exemption is reflective of the Company's approved business activities and is the business which the Company intends to operate once customer activity commences. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
December 23, 2021